UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. n/a )*

Graña y Montero, S.A.A.
(Name of Issuer)

Common Shares
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

38500P208**
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(CUSIP Number)

**  CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. Each ADS represents five common shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

December 31, 2013
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500P208 (ADSs)

1. Name of Reporting Persons

    Bethel Enterprises Inc.

2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization:

    Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. Sole Voting Power:

    33,785,285

6. Shared Voting Power:

    0

7. Sole Dispositive Power:

    33,785,285

8. Shared Dispositive Power:

    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

    33,785,285

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9):

    5.12%

12. Type of Reporting Person (See Instructions):

    CO

CUSIP No. 38500P208 (ADSs)

1. Name of Reporting Persons

    Juan Carlos Montero Graña

2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization:

    Peru

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. Sole Voting Power:

    33,785,285

6. Shared Voting Power:

    0

7. Sole Dispositive Power:

    33,785,285

8. Shared Dispositive Power:

    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

    33,785,285

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9):

    5.12%

12. Type of Reporting Person (See Instructions):

    IN

Item 1	(a).	Name of Issuer:

Graña y Montero S.A.A. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru.

Item 2	(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i) Bethel Enterprises Inc.; and

(ii) Juan Carlos Montero Graña.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal office and business address of each of Bethel Enterprises Inc. and Juan Carlos Montero Graña is Av. Paseo de la República 4667, Surquillo, Lima 34, Peru.

Item 2	(c).	Citizenship:

Bethel Enterprises Inc. is organized under the laws of Panama. Mr. Juan Carlos Montero Graña is a citizen of Peru.

Item 2	(d).	Title of Class of Securities:

Common Shares.

Item 2	(e).	CUSIP Number:

38500P208 (ADSs)

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the Cover Page for each of the Reporting Persons.

(b)	Percent of class:

See the Cover Page for each of the Reporting Persons.
(c)	Number of shares of Common Stock as to which the reporting person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See the Cover Page for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bethel Enterprises Inc., a corporation organized under the laws of Panama, holds over 5% of the Common Shares of the Issuer.

Juan Carlos Montero Graña, as the direct controlling person of Bethel Enterprises Inc., may be deemed to beneficially own the Common Shares of Issuer held by Bethel Enterprises Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2014

Bethel Enterprises Inc.

By:	Juan Carlos Montero Graña, as its Authorized Person

/s/ Juan Carlos Montero Graña

Juan Carlos Montero Graña

/s/ Juan Carlos Montero Graña

EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement among Bethel Enterprises Inc. and Juan Carlos Montero Graña.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the securities of Graña y Montero, S.A.A. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: March 6, 2014	Bethel Enterprises Inc. /s/ Juan Carlos Montero Graña Name: Juan Carlos Montero Graña Title: Authorized Signatory
Date: March 6, 2014	Juan Carlos Montero Graña /s/ Juan Carlos Montero Graña